NO ACT

DC
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

February 12, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/12/2008

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2007

Dear Ms. Weber:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Verizon by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P. V. Masiello
Fund Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

RECEIVED
2007 DEC 26 PM 4:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
<u>Shareholder Proposal of Massachusetts Laborers' Pension Fund</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Massachusetts Laborers' Pension Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 20, 2007, Verizon received a letter from the Proponent containing the following proposal:

> ***Resolved**: That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:*

- *The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;*

- *The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;*

- *The Board and CEO will identify and develop internal candidates;*

- *The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;*

- *The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.*

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials (1) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations and (2) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. In its Release accompanying the amendments to Rule 14a-8 adopted in 1998, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Verizon believes that these policy considerations clearly justify exclusion of the

Proposal. Not only is the development of a succession plan for the Chief Executive Officer ("CEO") fundamental to the Verizon Board's oversight of management and to management's ability to manage the company on a day-to-day basis and in the event of an emergency, it also involves "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal Impermissibly Seeks to Micro-Manage the Verizon Board of Directors in the Exercise of a Core Management Function.

The Proposal requests that the Verizon Board (1) adopt and disclose a policy on succession planning that incorporates specified features, (2) annually produce a report on its succession plan and (3) solicit feedback on the plan from "key constituents." Verizon respectfully submits that the Proposal directly seeks to micro-manage an activity that, as the Proponent expressly acknowledges in the Proposal's supporting statement, "is one of the primary responsibilities of the board of directors." Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is a fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy. As such, development of a succession plan is a matter of *internal* business planning and policy.

The purpose of succession plan is to minimize disruption in the operations of a company in the event of the retirement, resignation, termination, death or temporary or permanent disability of its CEO, by enabling the Board of Directors to identify and plan for the development of potential candidates for the position of CEO. With the assistance of senior management, Verizon's Board of Directors has the intimate knowledge of Verizon's operations, strategic business plans, legal and regulatory requirements and human resource policies that is necessary to formulate such a plan. It would be impractical for Verizon's shareholders and other "key constituents" to provide "feedback" on a CEO succession plan, as provided in the Proposal, because they do not have, individually or collectively, the necessary information to make an informed judgment. The Staff has consistently determined that proposals that seek to micro-manage or monitor the Board of Directors' oversight of internal management processes and policies may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., *Verizon Communications Inc.* (February 23, 2007) (proposal requesting board to form a corporate responsibility committee); *The AES Corporation* (January 9, 2007) (proposal requesting board to create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); and *Halliburton Company* (March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violations and investigations). The Staff has also consistently found that proposals relating to the dismissal, termination or hiring of executive officers, including the CEO, relate to ordinary business operations. See *Willow Financial Bancorp, Inc.* (August 16, 2007); *The MONY Group Inc.* (March 1, 2004), and *Walt Disney Company* (December 16, 2002).

In order to determine whether a proposal requesting dissemination of a report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983), at 6. The Staff has agreed in a number of instances that proposals requesting reports or disclosure relating to ordinary course corporate practices or non-extra-ordinary transactions may be excluded under Rule 14a-8(i)(7). See, for example, *Peregrine Pharmaceuticals, Inc.* (July 31, 2007) (permitting omission of proposal requesting appointment of committee to study specified strategic alternatives for the company and issue a report, where some of the alternatives, including "re-composition of the management team," related to non-extraordinary transactions). *McKesson Corporation* (April 1, 2004) (permitting omission of proposal requesting board to prepare an annual report regarding the actions taken by the board and its committees in the prior year, disclosing the agenda items voted upon and identifying directors whose votes were not in accord with the majority); *Time Warner Inc.* (February 13, 2004) (same); and *Burlington Northern Santa Fe Corporation* (February 9, 1998) (omission of a proposal seeking a report on the company's guidelines regarding soft dollar contributions).

The Proposal impermissibly infringes upon the Board's and management's core function of determining the timing and scope of disclosure of sensitive business information that may have adverse competitive effects.

The Proposal also falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the Proposal interferes with the ability of Verizon's Board of Directors to control decisions related to the disclosure of information that may have competitive effects. The Proposal provides that "the Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers." A succession plan includes highly confidential and sensitive information about potential candidates for development and succession and is not disclosed externally, and is not disclosed internally, beyond the Board of Directors. The decision as to the appropriate timing and content of any disclosure of the information properly rests with Verizon's Board.

Determining whether to disclose, and the timing and extent of any disclosure of, sensitive and confidential business information regarding Verizon's on-going CEO succession plan (which information is not otherwise required to be disclosed in accordance with the Commission's rules and regulations) is clearly "probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

For the reasons stated above, Verizon believes that the Proposal impermissibly seeks to micro-manage the Board in the exercise of a core management function and also impermissibly infringes upon the Board's and management's ability to determine the timing and scope of disclosure of sensitive business information that may have competitive effects. Accordingly, Verizon believes that the Proposal may properly be omitted from its 2008 proxy material pursuant to Rule 14a-8(i)(7).

B. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon has Substantially Implemented the Proposal.

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(10), which permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983).

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concerns or essential objectives of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See also, *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms).

The Proposal requests that the Board's succession planning process incorporate specific features, including collaboration with the CEO, annual review of the plan, consideration of business objectives, development of internal candidates and planning for future developments and emergency situations. In this regard, Verizon's Corporate Governance Guidelines provide:

> **Strategic Planning and Management Development.** At least once a year, the Board conducts a strategic planning session with management. The Board reviews succession planning and management development at least annually. The process includes consideration of organizational needs, competitive challenges, the potential of key managers, planning for future development and emergency situations.

In addition, the Verizon Board has charged the Human Resources Committee ("HRC") with the responsibility of "oversee[ing] management in the development and implementation of human resources practices and policies, including succession planning, to support the Corporation's strategic objectives and promote equal opportunity and diversity." HRC Charter. Among the duties of the HRC listed in the charter is the following:

> 3. The HRC shall consult with the CEO on Senior Management continuity, succession, development and organizational matters, as deemed appropriate by the HRC.

Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal). Taken together, the provisions in Verizon's Corporate Governance Guidelines and the HRC Charter, and the Verizon Board's and HRC's ongoing actions thereon, substantially address the issued raised by the Proposal (i.e., consultation with the CEO, annual review of the plan, development of internal candidates, and planning for future developments and emergency situations). As discussed in Section II.A of this letter, Verizon believes that the Proposal's request for an annual report and solicitation of feedback from key constituents impermissibly infringes upon the Board's and management's core function of determining the timing and scope of disclosure of sensitive business information that may have adverse competitive effects.

For the foregoing reasons, Verizon believes the Proposal has been substantially implemented for purposes of Rule 14a-8(i)(10).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials under Rule 14a-8(i)(7) and under 14a-8(i)(10). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (781) 272-2226.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Thomas P. V. Masiello
Fund Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803- 0900

Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs Department
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006

EXHIBIT "A"

MASSACHUSETTS LABORERS' BENEFIT FUNDS
14 New England Executive Park, Suite 200
P. O. Box 4000
Burlington, MA 01803-0900
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To:	Ms. Marianne Drost	**From:**	Thomas P.V. Masiello, Administrator Massachusetts Laborers' Benefit Funds
Company:	Verizon Communications, Inc.		
Fax:	908-766-3813	**Pages:**	3 including cover page
Phone:		**Date:**	11/20/07
Re:		**cc:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

If you should have any problems receiving this transmission, please contact Gayle Otis, Ext. 534

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 20, 2007

Via Facsimile
908-766-3813

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
140 West Street
New York, NY 10036

Dear Ms. Drost:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 13,512 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P. V. Masiello
Thomas P. V. Masiello
Fund Administrator

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
- The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board and CEO will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board. Our Company's Guidelines contain only a general statement regarding succession planning. We believe that this is not enough disclosure to allow shareholders to evaluate the strength of the Company's succession planning process.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board of directors initiate the appropriate process to amend Verizon's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Verizon relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END